Exhibit 99.2

# Associated Estates Realty Corporation

**First Quarter 2006**
**Earnings Release and Supplemental Financial Data**



The Residence at Barrington
226 Barrington Place
Aurora, OH 44202

Tel: (330) 995-5446
WebSite: www.residenceatbarrington.com

*The Residence at Barrington is a premier community offering cathedral ceilings, gas fireplaces, enclosed sunrooms, French doors, private patio/balcony, private entrances, and attached garages, as well as 24-hour business and fitness centers, lighted tennis courts, outdoor heated pool with spa, tanning bed, playground, and more. The community also provides convenient access to key traffic arteries, major employers, area theme parks, golf, shopping, and dining.*

Associated Estates Realty Corporation
5025 Swetland Court
Cleveland, Ohio 44143-1467

**Phone:** (216) 261-5000
**Fax:** (216) 289-9600
**Web Site:** www.aecrealty.com

**Investor contact:** Barbara E. Hasenstab
Vice President of Investor Relations
and Corporate Communications
(216) 797-8798
IR@aecrealty.com



"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements based on current judgments and knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's 2006 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates," and similar expressions are intended to identify forward-looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, that could cause actual results to differ from estimates or projections contained in these forward-looking statements, including without limitation the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available multifamily units and changes in market rental rates; increases in property and liability insurance costs; changes in real estate taxes and other operating expenses (e.g., cleaning, utilities, repair and maintenance costs, insurance and administrative costs, security, landscaping, staffing and other general costs); changes in government regulations affecting properties, the rents of which are subsidized and certain aspects of which are regulated by the United States Department of Housing and Urban Development ("HUD") and other properties owned by the Company; changes in or termination of contracts relating to third party management and advisory business; inability to renew current contracts with HUD for rent subsidized properties at existing rents; weather and other conditions that might adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, and real estate tax valuation reassessments or millage rate increases; inability of the Company to control operating expenses or achieve increases in revenues; the results of litigation filed or to be filed against the Company; changes in tax legislation; risks related to the Company's joint ventures; risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage; catastrophic property damage losses that are not covered by the Company's insurance; risks associated with property acquisitions such as environmental liability, among others; changes in market conditions that may limit or prevent the Company from acquiring or selling properties; and risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located.

associated estates communities®

**Associated Estates Realty Corporation**
**First Quarter 2006**
**Supplemental Financial Data**

## Table of Contents                                                              Page

**ASSOCIATED ESTATES REALTY CORPORATION REPORTS FIRST QUARTER RESULTS**
*Property Operations Ahead of Expectations*

Cleveland, Ohio - April 27, 2006 - Associated Estates Realty Corporation (NYSE: AEC) today reported a net loss applicable to common shares of $8,885,000 or $0.51 per common share (basic and diluted), for the first quarter ended March 31, 2006, compared with a net loss applicable to common shares of $6,843,000, or $0.35 per common share (basic and diluted), for the first quarter ended March 31, 2005.

Funds from operations (FFO) for the quarter were $(0.02) per common share (basic and diluted), compared with $0.09 per common share (basic and diluted) for the first quarter ended March 31, 2005.

The results for the first quarter of 2006 include $3.6 million in defeasance costs associated with the prepayment of $35.3 million in debt. Excluding these costs, FFO for the first quarter of 2006 would have been $0.19 per common share (basic and diluted). Excluding non-cash redemption costs of approximately $2.2 million, or $0.11 per share associated with the redemption of the Company's Class A Shares in January 2005, FFO for the first quarter of 2005 would have been $0.20 per common share (basic and diluted).

A reconciliation of net (loss) income applicable to common shares to FFO is included on page 9.

Total revenues for the quarter were $38,618,000, compared with $34,840,000 for the first quarter of 2005, an increase of 10.8 percent.

Additional quarterly financial information, including performance by region for the Company's same store portfolio, is included on pages 12 through 16.

## Same Store (Market-Rate) Portfolio

Revenues for the quarter from the Company's same store (market-rate) portfolio were up 5.5 percent, and total property operating expenses for the same store (market-rate) portfolio increased 9.3 percent, resulting in a 2.0 percent increase in net operating income (NOI), compared with the first quarter of 2005. Physical occupancy was 94.6 percent at the end of the first quarter of 2006 compared with 92.6 percent at the end of the first quarter of 2005.

For the first quarter, the average net collected rent per unit for the same store (market-rate) properties increased 5.4 percent to $706 per month, compared with the first quarter of 2005. Net collected rent per unit for the Company's same store (market-rate) Midwest portfolio grew 4.1 percent, while net collected rent per unit for the Company's same store (market-rate) properties in the Mid-Atlantic/Southeast markets grew 9.5 percent.

"We are pleased with the strong revenue growth in our same-store portfolio," said John T. Shannon, Senior Vice President of Operations. Mr. Shannon noted that these stronger revenues were driven by higher occupancy, which contributed growth of approximately 1.9 percent and a combination of reduced concessions and increased rental rates, which contributed growth of approximately 3.6 percent.

"We expect the momentum from our same-store portfolio performance in the first quarter to continue to drive our results in the coming quarters," he added.

## Sequential Same Store (Market-Rate) Portfolio

On a sequential quarterly basis, revenues from the Company's same store (market-rate) portfolio were up 1.5 percent, and the average net collected rent per unit for the same store (market-rate) properties increased 1.7 percent in the first quarter, compared with the fourth quarter of 2005.

## Stock Repurchase

In 2005, the Company's Board of Directors approved a $50 million stock repurchase program.  During the first quarter of 2006, the Company purchased 985,225 shares at an average price of $10.34 per share, bringing the total shares repurchased under this program to 2,803,925 shares at an average price of $9.83 per share.

## Dispositions

The Company said it still expects to sell at least $75 million of assets during 2006.

## Outlook

"Our first quarter FFO per share, excluding defeasance costs, was on the high end of our expectations," said Lou Fatica, Vice President, Chief Financial Officer and Treasurer.

"The majority of our FFO contributions are anticipated to be delivered in the second half of the year as a result of the expected timing of property sales, the redistribution of sales proceeds to pay down debt, and the historically seasonal low FFO experienced during the first quarter," he added.

"We are reiterating our expected FFO per share guidance of $0.98 to $1.02 per share for the year, excluding the effect of defeasance costs," said Fatica.

Assumptions relating to the Company's earnings guidance can be found on page 19.

## Conference Call

A conference call to discuss the results will be held today, Thursday, April 27, at 2:00 p.m. Eastern. To participate in the call:

**Via Telephone**: The dial in number is 800-362-0571, and the passcode is "Estates."

**Via the Internet (listen only)**: Access the Investor Relations page on the Company's website at www.aecrealty.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download, and install any necessary audio software.  Select the "Live Webcast" link at the top of the page and follow the brief instructions to register for the event. The webcast will be archived through May 11, 2006.

**Associated Estates Realty Corporation**
**Financial and Operating Highlights**
**For the Three Months Ended March 31, 2006 and 2005**
*(Unaudited; in thousands, except per share and ratio data)*

| | | Three Months Ended | | |
|---|---|---|---|---|
| | | March 31, | | |
| **OPERATING INFORMATION** | | 2006 | | 2005 |
| | | | | |
| Total revenue | | $ 38,618 | $ | 34,840 |
| Property revenue | | $ 35,227 | $ | 32,148 |
| Net (loss) income applicable to common shareholders | | $ (8,885) | $ | (6,843) |
| Per share: | | | | |
| Basic | | $ (0.51) | $ | (0.35) |
| Diluted | | $ (0.51) | $ | (0.35) |
| | | | | |
| Funds from Operations (FFO) [1] | | $ (310) | $ | 1,776 |
| | | | | |
| FFO excluding defeasance costs and/or preferred redemption costs [2] | | $ 3,249 | $ | 3,939 |
| | | | | |
| FFO per share - basic and diluted | | $ (0.02) | $ | 0.09 |
| | | | | |
| FFO per share excluding defeasance costs and/or preferred redemption costs - basic and diluted | | $ 0.19 | $ | 0.20 |
| | | | | |
| Funds Available for Distribution (FAD) [1] | | $ 2,655 | $ | 3,720 |
| | | | | |
| Dividends per share | | $ 0.17 | $ | 0.17 |
| | | | | |
| Payout ratio - FFO | | (850.0)% | | 188.9% |
| Payout ratio - FFO excluding defeasance costs and/or preferred redemption costs | | 89.5% | | 85.0% |
| Payout ratio - FAD | | 113.3% | | 89.5% |
| | | | | |
| General and administrative expense | | $ 2,346 | $ | 2,050 |
| Interest expense [3] | | $ 10,341 | $ | 9,671 |
| Interest coverage ratio [4] | | 1.42:1 | | 1.55:1 |
| Fixed charge coverage ratio [5] | | 1.27:1 | | 1.37:1 |
| General and administrative expense to property revenue | | 6.7% | | 6.4% |
| Interest expense to property revenue | | 29.4% | | 30.1% |
| Property NOI [6] | | $ 17,499 | $ | 16,567 |
| ROA [7] | | 7.4% | | 7.3% |
| Same store market-rate revenue increase | | 5.5% | | 1.7% |
| Same store market-rate expense increase | | 9.3% | | 8.4% |
| Same store market-rate NOI increase (decrease) | | 2.0% | | (3.9)% |
| Same store market-rate operating margins | | 50.3% | | 52.1% |

(1) See page 9 for a reconciliation of net (loss) income to these non-GAAP measurements and page 20 for the Company's definition of these non-GAAP measurements.
(2) See page 20 for the Company's definition of this non-GAAP measurement.
(3) Excludes amortization of financing fees of $281 and $272 for 2006 and 2005, respectively and excludes defeasance costs of $3,559 for 2006.
(4) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs, and excluding defeasance costs and preferred redemption cost write-off. See page 21 for a reconciliation of net (loss) income to EBITDA and for the Company's definition of EBITDA.
(5) Represents interest expense and preferred stock dividend payment coverage, excluding defeasance costs and preferred redemption cost write-off.
(6) See pages 21 and 22 for a reconciliation of net (loss) income to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.
(7) ROA is calculated as trailing twelve month Property NOI divided by average gross real estate assets.

**Associated Estates Realty Corporation**
**Financial and Operating Highlights**
**First Quarter 2006**
*(Unaudited; in thousands, except per share and ratio data)*

| MARKET CAPITALIZATION DATA | | March 31, 2006 | | December 31, 2005 |
|---|---|---|---|---|
| | | | | |
| Net real estate investments | $ | 640,663 | $ | 645,937 |
| Total assets | $ | 671,350 | $ | 719,242 |
| | | | | |
| Debt | $ | 547,986 | $ | 573,570 |
| Minority interest | $ | 2,172 | $ | 2,172 |
| Preferred stock - 8.70% Class B Cumulative Redeemable Preferred | | | | |
|   Shares | $ | 58,000 | $ | 58,000 |
| Total shareholders' equity | $ | 87,432 | $ | 108,981 |
| | | | | |
| Common shares outstanding | | 17,038 | | 17,950 |
| Share price, end of period | $ | 11.25 | $ | 9.04 |
| | | | | |
| Total market capitalization[1] | $ | 817,432 | $ | 816,505 |
| | | | | |
| Undepreciated book value of real estate [2] | $ | 947,156 | $ | 944,725 |
| | | | | |
| Debt to undepreciated book value of real estate | | 57.9% | | 60.7% |
| | | | | |
| Debt to total market capitalization [1] | | 69.8% | | 73.0% |
| | | | | |
| Annual dividend | $ | 0.68 | $ | 0.68 |
| | | | | |
| Annual dividend yield based on share price, end of period | | 6.0% | | 7.5% |

(1) Includes the Company's share of unconsolidated debt of $22,665 and $22,667 as of March 31, 2006 and December 31, 2005.

(2) Includes $14,487 and $4,556 of undepreciated real estate associated with two properties classified as held for sale at March 31, 2006 and one property classified as held for sale at December 31, 2005.

| **PORTFOLIO INFORMATION** | | No. of | Average Age of |
|---|---|---|---|
| Company Portfolio: | Properties | Units | Owned Properties |
| Directly owned: | | | |
|    Affordable Housing | 12 | 1,246 | 28 |
|    "Same Store" Market-Rate | 56 | 14,218 | 16 |
|    Acquisition | 2 | 484 | 6 |
|    Held for Sale | 2 | 496 | 26 |
|     Total directly owned | 72 | 16,444 | 17 |
| Joint ventures: | | | |
|    Affordable Housing | 1 | 108 | 24 |
|    Market-Rate | 1 | 843 | 6 |
|     Total joint ventures | 2 | 951 | 8 |
| Third party managed: | | | |
|    Affordable Housing | 30 | 4,876 | |
|    Market-Rate | 6 | 1,240 | |
|     Total third party managed | 36 | 6,116 | |
| | | | |
| Total Company Portfolio | 110 | 23,511 | |

**Associated Estates Realty Corporation**
**Condensed Consolidated Balance Sheets**
**First Quarter 2006**
*(Unaudited; dollar amounts in thousands)*

| | March 31, 2006 | December 31, 2005 |
|---|---|---|
| **ASSETS** | | |
| Real estate assets | | |
|   Investment in real estate | $ 931,237 | $ 939,149 |
|   Construction in progress | 1,432 | 1,020 |
|    Less: accumulated depreciation | (294,500) | (294,505) |
| | 638,169 | 645,664 |
|   Real estate associated with property held for sale, net | 2,494 | 273 |
| | | |
|    Real estate, net | 640,663 | 645,937 |
| Cash and cash equivalents | 570 | 39,733 |
| Restricted cash | 7,410 | 8,497 |
| Other assets | 22,707 | 25,075 |
|    **Total assets** | $ 671,350 | $ 719,242 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Mortgage notes payable | $ 510,906 | $ 547,790 |
| Lines of credit borrowings | 11,300 | - |
| Unsecured borrowings | 25,780 | 25,780 |
|   Total debt | 547,986 | 573,570 |
| Accounts payable, accrued expenses and other liabilities | 33,760 | 34,520 |
|    **Total liabilities** | 581,746 | 608,090 |
| | | |
| Operating partnership minority interest | 2,172 | 2,172 |
| | | |
| Shareholders' equity | | |
|   Preferred shares, without par value; 9,000,000 shares authorized; | | |
|    8.70% Class B Series II cumulative redeemable, $250 per share | | |
|    liquidation preference, 232,000 issued and outstanding | 58,000 | 58,000 |
|   Common shares, without par value, $.10 stated value; 41,000,000 | | |
|    authorized; 22,995,763 issued and 17,037,736 and 17,950,326 | | |
|    outstanding at March 31, 2006 and December 31, 2005, respectively | 2,300 | 2,300 |
|   Paid-in capital | 280,374 | 278,885 |
|   Accumulated distributions in excess of accumulated net income | (196,083) | (184,303) |
|   Accumulated other comprehensive income | (54) | (25) |
|   Less: Treasury shares, at cost, 5,958,027 and 5,045,437 shares | | |
|    at March 31, 2006 and December 31, 2005, respectively | (57,105) | (45,877) |
|    **Total shareholders' equity** | 87,432 | 108,980 |
|    **Total liabilities and shareholders' equity** | $ 671,350 | $ 719,242 |

**Associated Estates Realty Corporation**
**Consolidated Statements of Operations**
**Three Months Ended March 31, 2006 and 2005**
*(Unaudited; dollar and share amounts in thousands)*

|  | Three Months Ended March 31, | |
| --- | --- | --- |
|  | 2006 | 2005 |
| **REVENUE** | | |
| Property revenues | $ 35,227 | $ 32,148 |
| Management and service company revenues: | | |
|   Fees, reimbursements and other | 3,079 | 2,596 |
|   Painting services | 312 | 96 |
|     Total revenue | 38,618 | 34,840 |
|  | | |
| **EXPENSES** | | |
| Property operating and maintenance | 17,728 | 15,581 |
| Depreciation and amortization | 8,597 | 7,990 |
| Direct property management and service companies expenses | 3,223 | 2,843 |
| Painting services and charges | 407 | 120 |
| General and administrative | 2,346 | 2,050 |
|     Total expenses | 32,301 | 28,584 |
| Operating income | 6,317 | 6,256 |
| Interest income | 381 | 113 |
| Interest expense | (14,181) | (9,943) |
| (Loss) income before equity in net loss of joint ventures, | | |
|   minority interest and (loss) income from discontinued operations | (7,483) | (3,574) |
| Equity in net loss of joint ventures | (106) | (265) |
| Minority interest in operating partnership | (16) | (16) |
| (Loss) income from continuing operations | (7,605) | (3,855) |
| (Loss) income from discontinued operations: | | |
|   Operating (loss) income | (18) | 521 |
|   Gain on disposition of properties, net | - | - |
| (Loss) income from discontinued operations | (18) | 521 |
| **Net (loss) income** | (7,623) | (3,334) |
|   Preferred share dividends | (1,262) | (1,346) |
|   Original cost associated with redemption of preferred shares | - | (2,163) |
| **Net (loss) income applicable to common shares** | $ (8,885) | $ (6,843) |
|  | | |
| **Earnings per common share - basic:** | | |
|   (Loss) income from continuing operations applicable to common shares | $ (0.51) | $ (0.38) |
|   (Loss) income from discontinued operations | - | 0.03 |
|   Net (loss) income applicable to common shares | $ (0.51) | $ (0.35) |
|  | | |
| **Earnings per common share - diluted:** | | |
|   (Loss) income from continuing operations applicable to common shares | $ (0.51) | $ (0.38) |
|   (Loss) income from discontinued operations | - | 0.03 |
|   Net (loss) income applicable to common shares | $ (0.51) | $ (0.35) |
|  | | |
| Weighted average shares outstanding - basic | 17,283 | 19,579 |
| Weighted average shares outstanding - diluted | 17,283 | 19,579 |

**Associated Estates Realty Corporation**
**Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)**
*(In thousands, except per share data)*

| | Three Months Ended March 31, | |
|---|---|---|
| **CALCULATION OF FFO AND FAD** | 2006 | 2005 |
| Net (loss) income applicable to common shares | $ (8,885) | $ (6,843) |
| Add:  Depreciation - real estate assets | 7,886 | 8,127 |
| Depreciation - real estate assets - joint ventures | 240 | 240 |
| Amortization of joint venture deferred costs | 9 | 8 |
| Amortization of intangible assets | 440 | 244 |
| Less:  Gain on disposition of properties | - | - |
| **Funds From Operations (FFO)** [1] | (310) | 1,776 |
| Add: Defeasance costs | 3,559 | - |
| Add: Original costs associated with redemption of preferred shares | - | 2,163 |
| **Funds From Operations (FFO) excluding defeasance costs and/or preferred redemption costs** [1] | 3,249 | 3,939 |
| Add:  Depreciation - other assets | 363 | 425 |
| Depreciation - other assets - joint ventures | 44 | 51 |
| Amortization of deferred financing fees | 281 | 272 |
| Amortization of deferred financing fees - joint ventures | 12 | 7 |
| Less: Fixed asset additions [2] | (1,272) | (961) |
| Fixed asset additions - joint ventures [2] | (22) | (13) |
| **Funds Available for Distribution (FAD)** [1] | $ 2,655 | $ 3,720 |
| Weighted average shares outstanding - basic | 17,283 | 19,579 |
| Weighted average shares outstanding - diluted | 17,283 | 19,579 |
| **PER SHARE INFORMATION:** | | |
| FFO - basic and diluted | $ (0.02) | $ 0.09 |
| FFO excluding defeasance costs and/or preferred redemption costs - basic and diluted | $ 0.19 | $ 0.20 |
| Dividends | $ 0.17 | $ 0.17 |
| Payout ratio - FFO | (850.0)% | 188.9% |
| Payout ratio - FFO excluding defeasance costs and/or preferred redemption costs | 89.5% | 85.0% |
| Payout ratio - FAD | 113.3% | 89.5% |

(1) See page 20 for the Company's definition of these non-GAAP measurements.

(2) Fixed asset additions exclude development, investment and non-recurring capital additions and only reflect the Company's prorata share of recurring joint venture capital additions.

**Associated Estates Realty Corporation**
**Discontinued Operations** [1]
**Three Months Ended March 31, 2006 and 2005**
*(Unaudited; dollar and share amounts in thousands)*

| | Three Months Ended March 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | | 2005 | | |
| | Held for Sale | | Sold | Held for Sale | Total |
| **REVENUE** | | | | | |
| Property revenues | $ 909 | | $ 2,600 | $ 809 | $ 3,409 |
| | | | | | |
| **EXPENSES** | | | | | |
| Property operating and maintenance | 821 | | 1,281 | 742 | 2,023 |
| Depreciation and amortization | 92 | | 678 | 128 | 806 |
| Total expenses | 913 | | 1,959 | 870 | 2,829 |
| Operating (loss) income | (4) | | 641 | (61) | 580 |
| Interest expense, net | (14) | | (23) | (36) | (59) |
| Gain on disposition of properties, net | - | | - | - | - |
| **(Loss) income from discontinued operations** | $ (18) | | $ 618 | $ (97) | $ 521 |
| | | | | | |
| **Earnings per common share - basic:** | | | | | |
| (Loss) income from discontinued operations | $ 0.00 | | $ 0.03 | $ 0.00 | $ 0.03 |
| | | | | | |
| **Earnings per common share - diluted:** | | | | | |
| (Loss) income from discontinued operations | $ 0.00 | | $ 0.03 | $ 0.00 | $ 0.03 |
| | | | | | |
| Weighted average shares outstanding-basic | 17,283 | | 19,579 | 19,579 | 19,579 |
| Weighted average shares outstanding-diluted | 17,283 | | 19,579 | 19,579 | 19,579 |

(1) In accordance with SFAS 144, the Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above are two properties held for sale at March 31, 2006 and three properties disposed of in 2005.

**Associated Estates Realty Corporation**
**Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures**
*(In thousands, except estimated GAAP useful life and cost per unit)*

| | Estimated GAAP Useful Life (Years) | Three Months Ended March 31, 2006 | |
| --- | --- | --- | --- |
| | | Amount | Cost Per Unit[1] |
| **OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE** | | | |
| | | | |
| Repairs and maintenance[2] | | $ 3,137 | $ 191 |
| Maintenance personnel labor cost[2] | | 1,815 | 110 |
| Total Operating Expenses Related to Repairs and Maintenance | | 4,952 | 301 |
| | | | |
| **CAPITAL EXPENDITURES** | | | |
| | | | |
| Recurring Capital Expenditures [3] | | | |
| Amenities | 5 | 29 | 2 |
| Appliances | 5 | 208 | 12 |
| Building improvements[4] | 14 | 923 | 56 |
| Carpet and flooring | 5 | 623 | 38 |
| HVAC and mechanicals | 15 | 159 | 9 |
| Landscaping and grounds | 14 | 95 | 6 |
| Suite improvements | 5 | 78 | 5 |
| Miscellaneous | 5 | 48 | 3 |
| | | | |
| Total Recurring Capital Expenditures - Properties | | 2,163 | 131 |
| | | | |
| Corporate capital expenditures[5][6] | | 109 | 7 |
| Less: Capital to be funded from the sale of properties [7] | | (1,000) | (61) |
| Total Recurring Capital Expenditures | | 1,272 | 77 |
| | | | |
| **Total Recurring Capital Expenditures and Repairs and Maintenance** | | $ 6,224 | $ 378 |
| | | | |
| Total Recurring Capital Expenditures | | $ 1,272 | |
| | | | |
| Investment/Revenue Enhancing Expenditures[8]: | | | |
| Siding/Painting | 10 | 233 | |
| Building improvements | various | 2 | |
| Total Investment/Revenue Enhancing Expenditures | | 235 | |
| | | | |
| Capital to be funded from the sale of properties [7] | various | 1,000 | |
| | | | |
| **Grand Total Capital Expenditures** | | $ 2,507 | |

(1)  Calculated using 16,444 units, including 1,246 affordable housing units, 980 acquisition/disposition property units, and 14,218 same store market-rate units.

(2)  Included in property operating and maintenance expense in the Consolidated Statements of Operations.

(3)  See page 22 for the Company's definition of recurring fixed asset additions.

(4)  Includes primarily building exterior work, exterior painting and new roofs.

(5)  Includes upgrades to computer hardware and software as well as corporate office furniture and fixtures.

(6)  Includes $5 of capital lease payments.

(7)  The Company's practice has been to fund recurring capital expenditures via funds provided by operations and to fund investment/revenues enhancing expenditures either through proceeds from property sales, borrowings on the lines of credit or property refinancings.  For 2006, the Company has budgeted to fund a portion of the recurring capital expenditures through the proceeds from property sales.  The amount shown represents the prorata amount for the first quarter.

(8)  See page 22 for the Company's definition of investment/revenue enhancing additions.

**Associated Estates Realty Corporation**
**"Same Store" Market-Rate Data**
**Operating Results for the Last Five Quarters**
*(Unaudited, in thousands, except unit totals and per unit amounts)*

| | | Quarter Ended | | | |
|---|---|---|---|---|---|
| | March 31, 2006 | December 31, 2005 | September 30, 2005 | June 30, 2005 | March 31, 2005 |
| | | | | | |
| **Property Revenues** | $ 31,046 | $ 30,580 | $ 30,766 | $ 30,529 | $ 29,430 |
| | | | | | |
| **Property Operating and Maintenance Expenses** | | | | | |
| Personnel | 4,076 | 3,410 | 3,813 | 3,846 | 3,870 |
| Advertising | 498 | 446 | 460 | 457 | 424 |
| Utilities | 2,491 | 2,218 | 1,979 | 1,815 | 2,254 |
| Repairs and maintenance | 2,730 | 2,590 | 3,102 | 3,011 | 2,391 |
| Real estate taxes and insurance | 4,535 | 4,295 | 4,322 | 4,285 | 4,095 |
| Other operating | 1,096 | 1,361 | 1,353 | 1,200 | 1,077 |
| **Total Expenses** | 15,426 | 14,320 | 15,029 | 14,614 | 14,111 |
| | | | | | |
| **Net Operating Income** | $ 15,620 | $ 16,260 | $ 15,737 | $ 15,915 | $ 15,319 |
| | | | | | |
| **Operating Margin** | 50.3% | 53.2% | 51.2% | 52.1% | 52.1% |
| | | | | | |
| **Total Number of Units** | 14,218 | 14,218 | 14,218 | 14,218 | 14,218 |
| | | | | | |
| **NOI Per Unit** | $ 1,099 | $ 1,144 | $ 1,107 | $ 1,119 | $ 1,077 |
| | | | | | |
| **Average Net Collected Per Unit** [1] | $ 706 | $ 694 | $ 698 | $ 709 | $ 670 |
| | | | | | |
| **Physical Occupancy - End of Period** [2] | 94.6% | 92.5% | 93.7% | 94.9% | 92.6% |

(1)  Represents gross potential rents less vacancies and concessions.

(2)  Is defined as number of units occupied divided by total number of units.

**Associated Estates Realty Corporation**
**"Same Store" Market-Rate Data**
**As of March 31, 2006 and March 31, 2005**
*(Unaudited, in thousands, except unit totals and per unit amounts)*

| | No. of Units | Average Age[5] | Net Rent Collected per Unit [1] | | | Average Rent per Unit [2] | | | Physical Occupancy [3] | | Turnover Ratio [4] | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Q1 2006 | Q1 2005 | % Change | Q1 2006 | Q1 2005 | % Change | Q1 2006 | Q1 2005 | Q1 2006 | Q1 2005 |
| Florida | 956 | 7 | $ 1,124 | $ 986 | 14.0% | $ 1,200 | $ 1,120 | 7.1% | 97.3% | 99.1% | 64.4% | 64.0% |
| Georgia | 706 | 19 | 662 | 616 | 7.5% | 848 | 838 | 1.2% | 94.9% | 95.5% | 53.3% | 49.3% |
| Indiana | 836 | 10 | 725 | 703 | 3.1% | 877 | 856 | 2.5% | 95.2% | 93.9% | 39.2% | 41.1% |
| Metro D.C. | 667 | 20 | 1,103 | 1,052 | 4.8% | 1,182 | 1,139 | 3.8% | 96.9% | 97.2% | 33.6% | 30.0% |
| Michigan | 2,888 | 15 | 654 | 652 | 0.3% | 826 | 801 | 3.1% | 94.1% | 93.5% | 47.4% | 41.3% |
| North Carolina | 276 | 12 | 626 | 587 | 6.6% | 847 | 830 | 2.0% | 90.6% | 91.7% | 53.6% | 62.3% |
| Ohio - Central Ohio | 3,135 | 14 | 648 | 619 | 4.7% | 761 | 721 | 5.5% | 94.8% | 94.3% | 49.1% | 44.0% |
| Ohio - Northeastern Ohio | 3,072 | 22 | 661 | 606 | 9.1% | 812 | 785 | 3.4% | 94.2% | 86.8% | 35.8% | 36.8% |
| Ohio - Northeastern - Congregate Care | 50 | 21 | 578 | 604 | (4.3)% | 812 | 810 | 0.2% | 70.0% | 72.0% | 24.0% | 16.0% |
| Ohio - Toledo, Ohio | 1,060 | 20 | 584 | 603 | (3.2)% | 730 | 700 | 4.3% | 95.2% | 94.2% | 38.9% | 37.7% |
| Pennsylvania | 468 | 20 | 625 | 560 | 11.6% | 788 | 726 | 8.5% | 90.8% | 87.8% | 53.0% | 47.9% |
| Texas | 104 | 13 | 905 | 783 | 15.6% | 1,104 | 1,085 | 1.8% | 95.2% | 92.3% | 30.8% | 42.3% |
| **Total/Average "Same Store"** | | | | | | | | | | | | |
| **Market-Rate** | 14,218 | 16 | $ 706 | $ 670 | 5.4% | $ 848 | $ 815 | 4.0% | 94.6% | 92.6% | 45.0% | 42.6% |

(1)  Represents gross potential rents less vacancies and allowances for all units divided by the number of units in a market.

(2)  Represents gross potential rents for all units divided by the number of units in a market.

(3)  Represents physical occupancy at the end of the quarter.

(4)  Represents the number of units turned over for the period, divided by the number of units in a market, annualized.

(5)  Age shown in years.

**Associated Estates Realty Corporation**
**Property Revenues**
**For the Three Months Ended March 31, 2006 and 2005**

| Property Revenues | No. of Units | 2006 Physical Occupancy[1] | 2005 Physical Occupancy[1] | Q1 2006 Revenues | Q1 2005 Revenues | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **"Same Store" Market-Rate** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 95.2% | 93.9% | $ 1,863 | $ 1,830 | $ 33 | 1.8% |
| Michigan | 2,888 | 94.1% | 93.5% | 5,893 | 5,825 | 68 | 1.2% |
| Ohio - Central Ohio | 3,135 | 94.8% | 94.3% | 6,282 | 5,997 | 285 | 4.8% |
| Ohio - Northeastern Ohio | 3,072 | 94.2% | 86.8% | 6,261 | 5,759 | 502 | 8.7% |
| Ohio - Northeastern - Congregate Care | 50 | 70.0% | 72.0% | 132 | 141 | (9) | (6.4)% |
| Ohio - Toledo, Ohio | 1,060 | 95.2% | 94.2% | 1,941 | 1,980 | (39) | (2.0)% |
| Pennsylvania | 468 | 90.8% | 87.8% | 903 | 820 | 83 | 10.1% |
| Total Midwest Properties | 11,509 | 94.2% | 91.7% | 23,275 | 22,352 | 923 | 4.1% |
| | | | | | | | |
| **Mid-Atlantic/Southeast Properties** | | | | | | | |
| Florida | 956 | 97.3% | 99.1% | 3,318 | 2,874 | 444 | 15.4% |
| Georgia | 706 | 94.9% | 95.5% | 1,423 | 1,317 | 106 | 8.0% |
| Metro D.C. | 667 | 96.9% | 97.2% | 2,226 | 2,142 | 84 | 3.9% |
| North Carolina | 276 | 90.6% | 91.7% | 523 | 492 | 31 | 6.3% |
| Texas | 104 | 95.2% | 92.3% | 281 | 253 | 28 | 11.1% |
| Total Mid-Atlantic/Southeast Properties | 2,709 | 95.8% | 96.7% | 7,771 | 7,078 | 693 | 9.8% |
| Total "Same Store" Market-Rate | 14,218 | 94.6% | 92.6% | 31,046 | 29,430 | 1,616 | 5.5% |
| | | | | | | | |
| **Affordable Housing** | | | | | | | |
| Ohio | 1,246 | 99.8% | 99.4% | 2,511 | 2,477 | 34 | 1.4% |
| **Acquisitions** [2] | | | | | | | |
| Florida | 316 | 98.7% | N/A | 1,171 | 241 | 930 | 384.8% |
| Georgia | 168 | 95.2% | N/A | 499 | - | 499 | 100.0% |
| Total Property Revenues | 15,948 | 95.0% | 93.2% | $ 35,227 | $ 32,148 | $ 3,079 | 9.6% |

(1) Represents physical occupancy at the end of the quarter.

(2) The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

**Associated Estates Realty Corporation**
**Property Operating Expenses**
**For the Three Months Ended March 31, 2006 and 2005**

| Property Operating Expenses | No. of Units | 2006 Physical Occupancy [1] | 2005 Physical Occupancy [1] | Q1 2006 Expenses | Q1 2005 Expenses | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **"Same Store" Market-Rate** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 95.2% | 93.9% | $ 813 | $ 661 | $ 152 | 23.0% |
| Michigan | 2,888 | 94.1% | 93.5% | 2,873 | 2,709 | 164 | 6.1% |
| Ohio - Central Ohio | 3,135 | 94.8% | 94.3% | 3,081 | 2,870 | 211 | 7.4% |
| Ohio - Northeastern Ohio | 3,072 | 94.2% | 86.8% | 3,984 | 3,568 | 416 | 11.7% |
| Ohio - Northeastern - Congregate Care | 50 | 70.0% | 72.0% | 149 | 140 | 9 | 6.4% |
| Ohio - Toledo, Ohio | 1,060 | 95.2% | 94.2% | 949 | 816 | 133 | 16.3% |
| Pennsylvania | 468 | 90.8% | 87.8% | 435 | 433 | 2 | 0.5% |
| Total Midwest Properties | 11,509 | 94.2% | 91.7% | 12,284 | 11,197 | 1,087 | 9.7% |
| | | | | | | | |
| **Mid-Atlantic/Southeast Properties** | | | | | | | |
| Florida | 956 | 97.3% | 99.1% | 1,296 | 1,162 | 134 | 11.5% |
| Georgia | 706 | 94.9% | 95.5% | 716 | 653 | 63 | 9.6% |
| Metro D.C. | 667 | 96.9% | 97.2% | 710 | 691 | 19 | 2.7% |
| North Carolina | 276 | 90.6% | 91.7% | 265 | 248 | 17 | 6.9% |
| Texas | 104 | 95.2% | 92.3% | 155 | 160 | (5) | (3.1)% |
| Total Mid-Atlantic/Southeast Properties | 2,709 | 95.8% | 96.7% | 3,142 | 2,914 | 228 | 7.8% |
| Total "Same Store" Market-Rate | 14,218 | 94.6% | 92.6% | 15,426 | 14,111 | 1,315 | 9.3% |
| | | | | | | | |
| **Affordable Housing** | | | | | | | |
| Ohio | 1,246 | 99.8% | 99.4% | 1,607 | 1,346 | 261 | 19.4% |
| **Acquisitions [2]** | | | | | | | |
| Florida | 316 | 98.7% | N/A | 481 | 124 | 357 | 287.9% |
| Georgia | 168 | 95.2% | N/A | 214 | - | 214 | 100.0% |
| Total Property Expenses | 15,948 | 95.0% | 93.2% | $ 17,728 | $ 15,581 | $ 2,147 | 13.8% |

(1) Represents physical occupancy at the end of the quarter.

(2) The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

**Associated Estates Realty Corporation**
**Property Net Operating Income (Property NOI)**
**For the Three Months Ended March 31, 2006 and 2005**

| Property NOI [1] | No. of Units | 2006 Physical Occupancy [2] | 2005 Physical Occupancy [2] | Q1 2006 NOI | Q1 2005 NOI | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **"Same Store" Market-Rate** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 95.2% | 93.9% | $ 1,050 | $ 1,169 | $ (119) | (10.2)% |
| Michigan | 2,888 | 94.1% | 93.5% | 3,020 | 3,116 | (96) | (3.1)% |
| Ohio - Central Ohio | 3,135 | 94.8% | 94.3% | 3,201 | 3,127 | 74 | 2.4% |
| Ohio - Northeastern Ohio | 3,072 | 94.2% | 86.8% | 2,277 | 2,191 | 86 | 3.9% |
| Ohio - Northeastern - Congregate Care | 50 | 70.0% | 72.0% | (17) | 1 | (18) | (1,800.0)% |
| Ohio - Toledo, Ohio | 1,060 | 95.2% | 94.2% | 992 | 1,164 | (172) | (14.8)% |
| Pennsylvania | 468 | 90.8% | 87.8% | 468 | 387 | 81 | 20.9% |
| Total Midwest Properties | 11,509 | 94.2% | 91.7% | 10,991 | 11,155 | (164) | (1.5)% |
| | | | | | | | |
| **Mid-Atlantic/Southeast Properties** | | | | | | | |
| Florida | 956 | 97.3% | 99.1% | 2,022 | 1,712 | 310 | 18.1% |
| Georgia | 706 | 94.9% | 95.5% | 707 | 664 | 43 | 6.5% |
| Metro D.C. | 667 | 96.9% | 97.2% | 1,516 | 1,451 | 65 | 4.5% |
| North Carolina | 276 | 90.6% | 91.7% | 258 | 244 | 14 | 5.7% |
| Texas | 104 | 95.2% | 92.3% | 126 | 93 | 33 | 35.5% |
| Total Mid-Atlantic/Southeast Properties | 2,709 | 95.8% | 96.7% | 4,629 | 4,164 | 465 | 11.2% |
| Total "Same Store" Market-Rate | 14,218 | 94.6% | 92.6% | 15,620 | 15,319 | 301 | 2.0% |
| | | | | | | | |
| **Affordable Housing** | | | | | | | |
| Ohio | 1,246 | 99.8% | 99.4% | 904 | 1,131 | (227) | (20.1)% |
| **Acquisitions [3]** | | | | | | | |
| Florida | 316 | 98.7% | N/A | 690 | 117 | 573 | 489.7% |
| Georgia | 168 | 95.2% | N/A | 285 | - | 285 | 100.0% |
| Total Property NOI | 15,948 | 95.0% | 93.2% | $ 17,499 | $ 16,567 | $ 932 | 5.6% |

(1) See pages 21 and 22 for a reconciliation of net (loss) income to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2) Represents physical occupancy at the end of the quarter.

(3) The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

**Associated Estates Realty Corporation**
**Debt Structure**
**As of March 31, 2006**
*(Dollar and share amounts in thousands)*

| | Balance Outstanding March 31, 2006 | Percentage of Total Debt | Current Weighted Average Interest Rate |
|---|---|---|---|
| **FIXED RATE DEBT** | | | |
| Mortgages payable | $ 418,308 | 76.3% | 7.7% |
| Unsecured borrowing | 25,780 | 4.7% | 7.9% |
| **Total fixed rate debt** | 444,088 | 81.0% | 7.7% |
| | | | |
| **VARIABLE RATE DEBT** | | | |
| Mortgages payable | 92,598 | 16.9% | 6.2% |
| Line of credit borrowings | 11,300 | 2.1% | 6.3% |
| **Total variable rate debt** | 103,898 | 19.0% | 6.2% |
| **TOTAL DEBT** | $ 547,986 | 100.0% | 7.4% |
| | | | |
| Interest coverage ratio (1) | 1.42:1 | | |
| Fixed charge coverage ratio (2) | 1.27:1 | | |
| | | | |
| Weighted average maturity | 5.1 years | | |

| **SCHEDULED PRINCIPAL MATURITIES** | Fixed Rate - CMBS | Fixed Rate - Other | Variable Rate | Total |
|---|---|---|---|---|
| 2006 | $ - | $ - | $ - | $ - |
| 2007 | 66,529 | - | - | 66,529 |
| 2008 (3) | 40,692 | - | 11,300 | 51,992 |
| 2009 | 104,517 | - | 20,000 | 124,517 |
| 2010 | 61,252 | - | 61,920 | 123,172 |
| 2011 | 75,817 | - | 9,400 | 85,217 |
| Thereafter | 69,501 | 25,780 | 1,278 | 96,559 |
| Total | $ 418,308 | $ 25,780 | $ 103,898 | $ 547,986 |

| | Three Months Ended March 31, | |
|---|---|---|
| | 2006 | 2005 |
| **INTEREST RATE SWAP** | | |
| Amortization of termination fee (4) | $ (153) | $ (119) |
| Interest rate swap expense | - | (64) |
| Total | $ (153) | $ (183) |

(1) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs, and excluding defeasance costs and preferred redemption cost write-off. See page 21 for a reconciliation of net (loss) income to EBITDA and for the Company's definition of EBITDA.

(2) Represents interest expense and preferred stock dividend payment coverage, excluding defeasance costs and preferred redemption cost write-off.

(3) Includes one of the Company's lines of credit which matures in 2008.

(4) On December 11, 2000, the Company executed termination agreements for two swaps. The Company received termination payments totaling $3.2 million, which are being amortized over the remaining terms of the swaps through 2007, at the rate of $32,954 month or $395,445 per year. In connection with the defeasance of one mortgage loan during the quarter ended March 31, 2006, the Company wrote off $57,000, which was the remaining unamortized portion of the fee related to this loan.

**Associated Estates Realty Corporation**
**Joint Venture Summary Data**
**For the Three Months Ended March 31, 2006 and 2005**
*(Unaudited, dollar amounts in thousands)*

| Balance Sheet Data | March 31, | December 31, |
|---|---|---|
| | 2006 | 2005 |
| | | |
| Real estate, net | $ 53,545 | $ 54,057 |
| Other assets | 2,864 | 2,249 |
| | $ 56,409 | $ 56,306 |
| | | |
| Amount payable to the Company | $ - | $ 69 |
| Mortgage payable | 46,169 | 46,173 |
| Other liabilities | 1,253 | 902 |
| Equity | 8,987 | 9,162 |
| | $ 56,409 | $ 56,306 |

| Beneficial Interest in Operations | Three Months Ended March 31, | |
|---|---|---|
| | 2006 | 2005 |
| | | |
| Revenue | $ 1,005 | $ 858 |
| Cost of operations | 497 | 514 |
| Revenue less cost of operations | 508 | 344 |
| Interest expense, net | (309) | (304) |
| Depreciation - real estate assets | (240) | (240) |
| Depreciation - other | (44) | (50) |
| Amortization of deferred costs | (9) | (8) |
| Amortization of deferred financing fees | (12) | (7) |
| Discontinued operations: | | |
| Results of operations | - | - |
| Gain on sale of property | - | - |
| Net (loss) income | (106) | (265) |
| Add: | | |
| Depreciation - real estate assets | 240 | 240 |
| Amortization of deferred costs | 9 | 8 |
| Funds From Operations (FFO) [1] | $ 143 | $ (17) |

| | Number of | | AERC's | |
|---|---|---|---|---|
| Summary of Debt | Units | At 100% | Prorata Share | Maturity Date |
| | | | | |
| Lakeshore Village (50.0% Affordable) | 108 | $ 4,169 | $ 2,085 | 8/1/2031 |
| Idlewylde Apartments (49.0% Market-Rate) | 843 | 42,000 | 20,580 | 6/1/2010 |
| | | | | |
| Total of all joint ventures | 951 | $ 46,169 | $ 22,665 | |

(1) See page 20 for the Company's definition of this non-GAAP measurement.

**This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on the cover of this document for a list of risk factors. In addition, the timing of property sales, the net sale proceeds generated from property sales, and the timing of the use of the net sale proceeds, along with changes to interest rates could have a material impact on the projections included in these forward-looking statements.**

| | |
|---|---|
| **Earnings Guidance Per Common Share - Diluted** | |
| Expected net income | $1.77 to $1.81 |
| Expected real estate depreciation and amortization | 1.87 |
| Expected adjustments to unconsolidated joint ventures | 0.06 |
| Expected defeasance costs on secured costs | 0.47 |
| Expected gains on disposition of properties | (3.19) |
| Expected Funds from Operations (FFO) Excluding Defeasance Costs [1] | $0.98 to $1.02 |
| | |
| **Same Store Portfolio** | |
| Revenue growth | 4.25% to 4.75% |
| Expense growth | 6.0% to 6.5% |
| Property NOI[2] growth | 2.75% to 3.25% |
| Physical occupancy | 94% |
| | |
| **Transactions** | |
| Dispositions | $75 million |
| Acquisitions | $0 million |
| Development | $0 million |
| | |
| **Corporate Expenses** | |
| General and administrative expense growth | 10.0% |
| | |
| **Debt** | |
| Capitalized interest | $0 million |
| Expensed interest (excluding debt extinguishment costs) | $39 million |
| LIBOR | 4.37% to 5.12% |
| Expected defeasance costs | $8 million |
| | |
| **Capital Structure** | |
| Common share repurchases | $10 million |

(1) See page 20 for the Company's definition of this non-GAAP measurement.

(2) See page 21 for the Company's definition of this non-GAAP measurement.

This supplemental includes certain non-GAAP financial measures that the Company believes are helpful in understanding our business, as further described below. The Company's definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

## Funds from Operations ("FFO")

The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

## Funds from Operations ("FFO") Excluding Defeasance Costs and/or Preferred Redemption Costs

The Company defines FFO excluding defeasance costs and/or preferred redemption costs as FFO, as defined above, plus the add back of defeasance costs of $3,560,000 for the quarter ended March 31, 2006 and/or the $2,163,000 original issuance costs associated with the redemption of preferred shares for the quarter ended March 31, 2005. In accordance with GAAP, the defeasance costs are included as interest expense in the Company's Consolidated Statement of Operations. These costs are the costs associated with the defeasance (prepayment) of four loans. Also, in accordance with GAAP, the Company reclassified the original issuance costs associated with the redemption of preferred shares from paid-in capital to operating activity in connection with the redemption of the Series A Preferred Shares in January 2005. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

## Funds Available for Distribution ("FAD")

The Company defines FAD as FFO plus depreciation-other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

## Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

EBITDA is defined as earnings before interest, taxes, depreciation and amortization.  The Company considers EBITDA to be appropriate supplemental measures of our performance because they eliminate depreciation and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt.  Below is a reconciliation of net (loss) income available to common shareholders to EBITDA.

|  | Three Months Ended March 31, | |
|---|---|---|
|  | 2006 | 2005 |
|  |  |  |
| Net (loss) income available to common shareholders | $ (8,885) | $ (6,843) |
| Equity in net loss of joint venture | 106 | 265 |
| Preferred share dividends | 1,262 | 1,346 |
| Original issuance costs related to redemption of preferred shares | - | 2,163 |
| Interest income | (381) | (113) |
| Interest expense, net | 14,194 | 10,003 |
| Depreciation and amortization | 8,690 | 8,796 |
| Gain on disposition of properties | - | - |
| Taxes | 70 | 70 |
| **EBITDA** | 15,056 | 15,687 |
| EBITDA - Joint Ventures: |  |  |
| Equity in net loss of joint venture | (106) | (265) |
| Interest expense, net | 321 | 311 |
| Depreciation and amortization | 292 | 299 |
| **EBITDA - Joint Ventures** | 507 | 345 |
| **Total EBITDA** | $ 15,563 | $ 16,032 |

## Net Operating Income ("NOI")

NOI is determined by deducting property operating and maintenance expenses, direct property management and service companies expenses and painting service expense from total revenues.  The Company evaluates the performance of its reportable segments based on NOI.  The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service companies at the property and management service company level and is used to assess regional property and management and service company level performance.  NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

## Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue.  The Company considers property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance.  NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs. The following is a reconciliation of property and management and service operations NOI to total consolidated net (loss) income.

|  | Three Months Ended March 31, | |
|  | 2006 | 2005 |
|---|---|---|
|  |  |  |
| Property NOI | $ 17,499 | $ 16,567 |
| Management and service operations NOI | (239) | (271) |
| Depreciation and amortization | (8,597) | (7,990) |
| General and administrative expense | (2,346) | (2,050) |
| Interest income | 381 | 113 |
| Interest expense | (14,181) | (9,943) |
| Equity in net loss of joint ventures | (106) | (265) |
| Minority interest in operating partnership | (16) | (16) |
| (Loss) income from discontinued operations | (18) | 521 |
| Consolidated net (loss) income | $ (7,623) | $ (3,334) |

**Recurring Fixed Asset Additions**

The Company considers recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

**Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions**

The Company considers investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable the Company to increase rents.

**"Same Store" Market-Rate Properties**

"Same Store" Market-Rate Properties are conventional multifamily residential apartments, which have reached stabilization and were owned and operational for the entire periods presented.  The Company considers a property stabilized when its occupancy rate reaches 93.0% or one year following the purchase or delivery of the final units, whichever occurs first.